UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SEMGROUP CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

81663A105

(CUSIP Number)

May 20, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 81663A105

1	Names of Reporting Persons WP SemGroup Holdings, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 10,051,574
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,051,574
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,051,574*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 11.0%*
12	Type of Reporting Person (See Instructions) PN

*	Represents shares of Class A Common Stock beneficially owned at June 30, 2019.

SCHEDULE 13G

CUSIP No. 81663A105

1	Names of Reporting Persons Warburg Cayman SemGroup Holdings, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 10,051,574
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,051,574
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,051,574*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 11.0%*
12	Type of Reporting Person (See Instructions) PN

*	Represents shares of Class A Common Stock beneficially owned at June 30, 2019.

SCHEDULE 13G

CUSIP No. 81663A105

1	Names of Reporting Persons Warburg Pincus (Europa) Private Equity XII (Cayman), L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 10,051,574
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,051,574
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,051,574*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 11.0%*
12	Type of Reporting Person (See Instructions) FI

*	Represents shares of Class A Common Stock beneficially owned at June 30, 2019.

SCHEDULE 13G

CUSIP No. 81663A105

1	Names of Reporting Persons Warburg Pincus (Cayman) XII, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 10,051,574
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,051,574
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,051,574*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 11.0%*
12	Type of Reporting Person (See Instructions) FI

*	Represents shares of Class A Common Stock beneficially owned at June 30, 2019.

SCHEDULE 13G

CUSIP No. 81663A105

1	Names of Reporting Persons Warburg Pincus (Cayman) XII GP LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 10,051,574
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,051,574
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,051,574*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 11.0%*
12	Type of Reporting Person (See Instructions) OO

*	Represents shares of Class A Common Stock beneficially owned at June 30, 2019.

SCHEDULE 13G

CUSIP No. 81663A105

1	Names of Reporting Persons Warburg Pincus Partners II (Cayman), L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 10,051,574
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,051,574
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,051,574*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 11.0%*
12	Type of Reporting Person (See Instructions) FI

*	Represents shares of Class A Common Stock beneficially owned at June 30, 2019.

SCHEDULE 13G

CUSIP No. 81663A105

1	Names of Reporting Persons Warburg Pincus (Bermuda) Private Equity GP Ltd.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 10,051,574
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,051,574
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,051,574*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 11.0%*
12	Type of Reporting Person (See Instructions) FI

*	Represents shares of Class A Common Stock beneficially owned at June 30, 2019.

SCHEDULE 13G

CUSIP No. 81663A105

1	Names of Reporting Persons Charles R. Kaye
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 10,051,574
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,051,574
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,051,574*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 11.0%*
12	Type of Reporting Person (See Instructions) IN

*	Represents shares of Class A Common Stock beneficially owned at June 30, 2019.

SCHEDULE 13G

CUSIP No. 81663A105

1	Names of Reporting Persons Joseph P. Landy
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 10,051,574
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,051,574
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,051,574*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 11.0%*
12	Type of Reporting Person (See Instructions) IN

*	Represents shares of Class A Common Stock beneficially owned at June 30, 2019.

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 1 to the Schedule 13G, each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their beneficial ownership of Class A Common Stock, par value $0.01 per share (“Common Stock”), of SemGroup Corporation (the “Issuer”).

Item 1.

(a)	Name of Issuer:

SemGroup Corporation

(b)	Address of Issuer’s Principal Executive Offices:

Two Warren Place

6120 S. Yale Avenue, Suite 1500

Tulsa, OK 74136-4231

Item 2.

(a)	Name of Person Filing:

WP SemGroup Holdings, L.P. (“WP SemGroup LP”)

WP Cayman SemGroup Holdings, L.P. (“WP Cayman SemGroup LP”)

Warburg Pincus (Europa) Private Equity XII (Cayman), L.P. (“WP Europa PE XII LP”)

Warburg Pincus (Cayman) XII, L.P. (“WP Cayman XII LP”)

Warburg Pincus (Cayman) XII GP LLC (“WP Cayman XII GP LLC”)

Warburg Pincus Partners II (Cayman), L.P. (“WPP II Cayman LP”)

Warburg Pincus (Bermuda) Private Equity GP Ltd. (“WP Bermuda PE GP”)

Charles R. Kaye

Joseph P. Landy

(b)	Address of Principal Business Office or, if None, Residence:

The principal business office for all persons filing is:

c/o Warburg Pincus & Co.

450 Lexington Avenue

New York, NY 10017

Citizenship:

See Item 4 of each cover page.

(c)	Title and Class of Securities:

Class A Common Stock, par value $0.01 per share.

(d)	CUSIP No.:

81663A105

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

The ownership percentages set forth below as of June 30, 2019 are based on 350,000 shares of Series A Preferred Stock outstanding and 79,582,304 shares of Class A common stock outstanding as of June 30, 2019 (resulting in 91,309,201 shares of Class A Common Stock outstanding on an as-converted basis).

As of June 30, 2019, WP SemGroup LP may have been deemed to be the beneficial owner of 10,051,574 shares of Class A Common Stock, which represented 11.0% of the total number of shares of Class A Common Stock outstanding.

Each of WP Cayman SemGroup LP, as general partner of WP SemGroupLP; WP Europa PE XII LP, as general partner of WP Cayman SemGroup LP; WP Cayman XII LP, as general partner of WP Europa PE XII LP; WP Cayman XII GP LLC, as general partner of WP Cayman XII LP; WPP II Cayman LP, as sole member of WP Cayman XII GP LLC; WP Bermuda PE GP, as general partner of WPP II Cayman LP; and each of Charles R. Kaye and Joseph P. Landy, as sole Directors and Co-Chairmen of WP Bermuda PE GP may be deemed to be the beneficial owner of the shares of Class A Common Stock beneficially owned by WP SemGroup LP, for an aggregate of 10,051,574 shares of Class A Common Stock, or 11.0%, as of June 30, 2019, but each disclaims beneficial ownership of such shares.

(b)	Percent of class:

See Item 4(a) above.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 4 above.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2019

WP SEMGROUP HOLDINGS, L.P.
By: WP Cayman SemGroup Holdings, L.P., its general partner
By: Warburg Pincus (Europa) Private Equity XII (Cayman), L.P., its general partner
By: Warburg Pincus (Cayman) XII, L.P., its general partner
By: Warburg Pincus (Cayman) XII GP LLP, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its sole member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory

WP CAYMAN SEMGROUP HOLDINGS, L.P.
By: Warburg Pincus (Europa) Private Equity XII (Cayman), L.P., its general partner
By: Warburg Pincus (Cayman) XII, L.P., its general partner
By: Warburg Pincus (Cayman) XII GP LLP, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its sole member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory

WARBURG PINCUS (EUROPA) PRIVATE EQUITY XII (CAYMAN), L.P.
By: Warburg Pincus (Cayman) XII, L.P., its general partner
By: Warburg Pincus (Cayman) XII GP LLP, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its sole member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory

Schedule 13G Signature Page

WARBURG PINCUS (CAYMAN) XII, L.P.
By: Warburg Pincus (Cayman) XII GP LLP, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its sole member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory

WARBURG PINCUS (CAYMAN) XII GP LLC
By: Warburg Pincus Partners II (Cayman), L.P., its sole member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory

WARBURG PINCUS PARTNERS II (CAYMAN), L.P.
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory

WARBURG PINCUS (BERMUDA) PRIVATE EQUITY GP LTD.

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory

CHARLES R. KAYE

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Attorney-in-fact*

*

The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities & Exchange Commission on July 12, 2016 as an exhibit to the Schedule 13D filed by WEX Inc. and is hereby incorporated by reference.

Schedule 13G Signature Page

JOSEPH P. LANDY

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Attorney-in-fact*

*

The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities & Exchange Commission on July 12, 2016 as an exhibit to the Schedule 13D filed by WEX Inc. and is hereby incorporated by reference.

Schedule 13G Signature Page

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement, dated as of July 25, 2019, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 to the Schedule 13G filed on July 25, 2019).